Daniel T. Kajunski 617.348.1715 Dtkajunski@mintz.com	One Financial Center Boston, MA 02111 617.542.6000 mintz.com

January 8, 2025

CONFIDENTIAL – VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joanna Lam; Kevin Dougherty

Re:	TMC the metals company Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
Filed March 25, 2024
File Number: 001-39281

Ladies and Gentlemen:

On behalf of TMC the metals company Inc., a company existing under the laws of British Columbia, Canada (the “Company”), we are submitting the Company’s response to the comment letter, dated December 20, 2024, of the staff of the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, which was initially filed with the Commission on March 25, 2024 (as amended, the “Form 10-K”).

In order to facilitate the Staff’s review, we have repeated the comment in its entirety in italicized text followed by the Company’s response. The response below is based on information provided to us by representatives of the Company. Unless otherwise stated, all references to “TMC,” the “Company” and similar designations refer to TMC the metals company Inc. and its subsidiaries. Page numbers referred to in the body of this letter reference page numbers in the Form 10-K unless otherwise indicated.

Boston    Los Angeles    MIAMI    New York    San Diego    San Francisco    toronto    Washington

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

MINTZ January 8, 2025 Page 2

Form 10-K for Fiscal Year Ended December 31, 2023

Risk Factors

Our ability to generate revenue will be diminished if we are unable to compete with substitutions for the minerals..., page 56

1.	We note your graphic on page 11 of the evolution of cathode chemistry across passenger EVs, which discloses LFP batteries growing their market share from 4% in 2015 to 42% in 2023. Accordingly, please revise this risk factor to disclose not just that “if these industries shift to new technologies or products (e.g., nickel-rich battery chemistries could be replaced by other battery chemistries that do not use nickel or cobalt such as lithium iron phosphate (LFP)...)...it could result in a decline in demand for our metal products”; but to also disclose the present increase in usage of LFP battery chemistry in EVs and any impact on the demand for your proposed products.

Response: In response to the Staff’s comment, the Company will expand its risk factor disclosure relative to changing battery chemistries to provide substantially the disclosure set forth on Exhibit A attached hereto. Note that on Exhibit A, new disclosure has been bolded and underlined and deletions to existing disclosure have been shown in strikethrough to show a comparison of the new disclosure to the disclosure as set forth in the Form 10-K, and the entire disclosure will be subject to further revision to reflect future developments with respect to battery chemistries and the Company’s business. The Company intends to include the new disclosure in all its future filings where such disclosure is applicable, beginning in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

We hope that the above response will be acceptable to the Staff. If you have any questions or comments regarding the information in this letter, kindly contact the undersigned at (617) 348-1715 or Craig Shesky, Chief Financial Officer of the Company, at (888) 458-3420. Thank you for your time and attention.

Sincerely,

/s/ Daniel T. Kajunski
Daniel T. Kajunski

cc:	Securities and Exchange Commission
Craig Arakawa
Daniel Morris

TMC the metals company Inc.
Craig Shesky, Chief Financial Officer
Ryan Coombes, Esq., General Counsel and Corporate Secretary

Exhibit A

Proposed Revised Risk Factor Disclosure

Our ability to generate revenue will be diminished if we are unable to compete with substitutions for the minerals that we intend to process or adapt to shifts in end-market demand.

Technology changes rapidly in the industries and end markets that utilize ~~our materials. If~~ the four metals contained in polymetallic nodules found in the CCZ, nickel, manganese, cobalt and copper. Some of these changes have resulted, and may continue to result, in decreased use of nickel, manganese, cobalt and/or copper in these industries ~~shift to new technologies or products (e.g., nickel rich battery chemistries could be replaced by other battery chemistries that do not use nickel or cobalt such as~~ and end markets. For instance, the adoption of lithium iron phosphate ~~(LFP)~~, or ~~copper could be~~ LFP, battery chemistries has grown substantially from 4% of the batteries used in passenger EVs in 2015 to an estimated 42% in 2023. The continuation of this trend in the use of LFP battery chemistries will decrease the overall demand for nickel- and cobalt-rich battery chemistries in EV use. Additionally, copper is increasingly being substituted ~~by aluminum) or~~ with aluminum or other materials in electrical and infrastructure applications, potentially reducing the overall market demand for copper.

Although we are actively monitoring these technological changes and shifts in end-market demand and taking steps designed to diversify the potential applications and markets for our metals, as these industries shift to new or substitute technologies or products or if these industries and end markets otherwise use less of the metals that we intend to collect and process, ~~or if suitable substitutes become available, it~~ and our diversification efforts are not successful, there could be ~~result in~~ a decline in demand for our metal products. If the demand for our metal products decreases, it will have a material adverse effect on our business and the results of our operations and financial condition.

A-1